# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Getty Images Holdings, Inc., CIK 0001898496
CUSIP: 374275105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 605 5th Ave S., Suite 400, Seattle, Washington (WA), 98104
Date of event which requires filing of this statement: 10/29/2025
Filed by CIK 0001465109
Persons authorized to receive notices and communications: Corey Issing ESQ, 1290 Avenue of the Americas, New York, New York (NY), 10104, 646-497-4798

## Reporting persons
- Neuberger Berman Group LLC (CIK 0001465109): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 74,112,262; sole dispositive power 0; shared dispositive power 74,112,262; aggregate amount beneficially owned 74,112,262 (17.9% of the class)
  Comment: See Item 5
- Neuberger Berman Investment Advisers Holdings LLC (CIK 0001845560): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 74,112,262; sole dispositive power 0; shared dispositive power 74,112,262; aggregate amount beneficially owned 74,112,262 (17.9% of the class)
  Comment: See Item 5
- Neuberger Berman Investment Advisers LLC (CIK 0001230440): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 74,112,262; sole dispositive power 0; shared dispositive power 74,112,262; aggregate amount beneficially owned 74,112,262 (17.9% of the class)
  Comment: See Item 5

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Getty Images Holdings, Inc.
Address of issuer's principal executive offices: 605 5th Ave S., Suite 400, Seattle, Washington (WA), 98104
Comment: This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the "SEC") on August 1, 2022, as amended and supplemented by Amendment No. 1 filed with the SEC on September 20, 2022 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on April 26, 2023 ("Amendment No. 2") and Amendment No. 3 filed with the SEC on November 22, 2024 ("Amendment No. 3" and, together with the Initial Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the "Schedule 13D"), relating to the Class A common stock, par value $0.0001 per share (the "Securities") of Getty Images Holdings, Inc., a Delaware corporation (the "Issuer"), having its principal place of business at 605 5th Ave S., Suite 400, Seattle, WA 98104. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms previously reported in the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended to restate the information required by instruction C to Schedule 13D as follows:

The information required by instruction C to Schedule 13D with respect to the directors and executive officers of the Reporting Persons is set forth below.

Neuberger Berman Group LLC

Directors-
Joseph Amato
Sharon Bowen
Robert D'Alelio
Michele Docharty
Steven Kandarian
George Walker
Richard Worley

Executive Officers-
George Walker, Chief Executive Officer
Joseph Amato, President
Andrew Komaroff, Executive Vice President and Chief Operating Officer
Heather Zuckerman, Executive Vice President, Chief of Staff and Secretary
Anne Brennan, Executive Vice President and Chief Financial Officer
Michael Chinni, Treasurer
Leo Anthony Viola, Controller

Neuberger Berman Investment Advisers LLC

Directors-
Joseph Amato
Ashok Bhatia
Kenneth deRegt
Douglas Kramer
Stephen Wright

Executive Officers-
Joseph Amato, President - Equities and Chief Investment Officer - Equities
Ashok Bhatia, President - Fixed Income and Chief Investment Officer - Fixed Income
Kenneth deRegt, Chief Operating Officer - Fixed Income and Managing Director
Paul Lanks - Chief Operating Officer - PWM
Douglas Kramer, Head of Institutional Equity and Multi-Asset and Managing Director
Brian Kerrane, Head of Mutual Fund Administration and Managing Director
Brad Cetron, Chief Compliance Officer, Head of Compliance and Managing Director
Michael Chinni, Treasurer
Leo Anthony Viola, Controller

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On October 28, 2025, NBOKS Master Fund notified its underlying limited partners that it was looking to begin the process of winding down, and offered the limited partners the option to take in-kind their pro-rata portion of the Securities and cash held directly by NBOKS Master Fund, or have their interest in NBOKS Master Fund transferred to a liquidating trust that will continue to be managed by NBIA. NBIA is also selling and may continue to sell the Securities held by the NBOKS Master Fund in the meantime.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:

The aggregate number of Securities to which this Schedule 13D relates is 74,112,262, representing approximately 17.9% of the Securities outstanding, which are held directly by NBOKS Master Fund as of October 30, 2025.

The percentage of beneficial ownership reported herein is based on an aggregate 414,811,306 Securities outstanding, as set forth in quarterly report on Form 10-Q filed by the Issuer on August 11, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: As of October 30, 2025, the Reporting Persons share with each other voting and dispositive power with respect to the 74,112,262 Securities reported as beneficially owned herein.
Transactions in the class effected during the past sixty days: On October 29, 2025, NBOKS Master Fund sold 63,000 Securities at a price of $2.0786 per share in the open market through brokers. The price reported herein reflects a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.04 to $2.125, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.

## Signatures
- Neuberger Berman Group LLC: /s/ Brad Cetron, Brad Cetron, Managing Director (10/31/2025)
- Neuberger Berman Investment Advisers Holdings LLC: /s/ Brad Cetron, Brad Cetron, Managing Director (10/31/2025)
- Neuberger Berman Investment Advisers LLC: /s/ Brad Cetron, Brad Cetron, Managing Director (10/31/2025)